UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

NIGHTHAWK BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, Par Value $0.0002 Per Share

(Title of Class of Securities)

42237K 409

(CUSIP Number)

Mr. Jeffrey Wolf

Orion Holdings V, LLC

Seed-One IV, LLC

c/o NightHawk Biosciences, Inc.

627 Davis Drive

Morrisville, North Carolina 27560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K 409	13D	Page 2 of 10 pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Wolf
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 2,879,388
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 21,256
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,879,388
WITH	10	SHARED DISPOSITIVE POWER 21,256
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,644
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
X

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 42237K 409	13D	Page 3 of 10 pages

This filing of this Amendment No. 7 to Schedule 13D is being made as a result of the grant to Mr. Wolf on December 7, 2022 of options to purchase up to 2,843,137 shares of Common Stock as compensation pursuant to the Company’s equity incentive plan. Based on 25,661,488 shares of common stock, par value $0.0002 per share (the “Common Stock”), of NightHawk Biosciences, Inc. (formerly known as Heat Biologics, Inc.), a Delaware corporation (the “Company”), outstanding as of December 7, 2022. Mr. Wolf held: (i) 1,094,045 shares of Common Stock directly and includes 41,142 unvested shares received pursuant to restricted stock awards granted in December 2019 and January 2020 that are subject to forfeiture; (ii) options and restricted stock units to purchase an aggregate of 784,981 shares that are vested and currently exercisable or exercisable within 60 days of the date hereof and are included in the beneficial ownership of Mr. Wolf; and (iii) options to purchase up to 2,843,137 shares of Common Stock, of which one-third (equal to options to purchase up to 947,712 shares of Common Stock) vests on January 3, 2023 and the balance (options to purchase a total of 1,895,425 shares of Common Stock) vests monthly on a pro rata basis for thirty-six months (or options to purchase 52,648 shares of Common Stock each month for thirty-six months). As a result, the 2,900,644 shares includes options to purchase Common Stock that vest within 60 days of December 7, 2022 (an aggregate of options to purchase 1,000,360 shares of Common Stock consisting of options to purchase 947,712 shares of Common Stock that vest on January 3, 2023 and options to purchase an additional 52,648 shares of Common Stock that vest on February 3, 2022). The number of shares of Common Stock attributed to Mr. Wolf’s beneficial ownership does not include options to purchase Common Stock or restricted shares of Common Stock that do not vest within 60 days of December 7, 2022.

In addition, Orion Holdings V, LLC, a Delaware limited liability company (“Orion”), held 11,025 shares of Common Stock and Seed-One Holdings VI, LLC, a Delaware limited liability company (“Seed-One”), held 10,231 shares of Common Stock. Mr. Wolf serves as the managing member of both Orion and Seed-One. Mr. Wolf is deemed to beneficially own the shares held by such entities as in his role as the managing member he has the control over the voting and disposition of any shares of Common Stock held by these entities.

Does not include 26,468 shares of common stock beneficially owned by Mr. Wolf’s children’s trust of which Mr. Wolf is not the trustee. Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a – 1(a)(2) promulgated under the Exchange Act) that he may have in such entities.

These shares of Common Stock do not include 3,781 shares of Common Stock beneficially owned by Mr. Wolf’s children’s trust, of which Mr. Wolf is not the trustee. Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a–1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), that he may have in such entities.

In addition, if the Company is traded on a recognized national exchange, including the NYSE American LLC or NASDAQ while Mr. Wolf is employed by the Company and the market capitalization of the Company is in excess of $500 million for at least fifteen (15) consecutive trading days, then Mr. Wolf will be entitled to receive an additional stock option equal to 2% of the then outstanding shares of Common Stock, with an exercise price equal to the then current market price as determined in good faith by the Board of Directors of the Company. Mr. Wolf possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him, Orion and Seed-One.  As a result of the foregoing, as of the filing date of this Amendment No. 7, Mr. Wolf is deemed to beneficially own an aggregate of 2,900,644 shares of Common Stock, or 10.6% of the outstanding shares of Common Stock.

CUSIP No. 42237K 409	13D	Page 4 of 10 pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Orion Holdings V, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,025*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0*
WITH	10	SHARED DISPOSITIVE POWER 11,025*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,025*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

*Based on 25,658,452 shares of Common Stock outstanding as of December 7, 2022.  As of the filing date of this Amendment No. 7, Orion is deemed to beneficially own 11,025 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

CUSIP No. 42237K 409	13D	Page 5 of 10 pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Seed-One Holdings VI, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,231*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0*
WITH	10	SHARED DISPOSITIVE POWER 10,231*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,231*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% *
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

*Based on 25,658,452 shares of Common Stock outstanding as of December 7, 2022.  As of the filing date of this Amendment No. 7, Seed-One held 10,231 shares of Common Stock, which is less than 1% of the outstanding shares of Common Stock.

CUSIP No. 42237K 409	13D	Page 6 of 10 pages

Item 1. Security and Issuer.

This Amendment No. 7 (this “Amendment No. 7”) amends the Schedule 13D, dated July 29, 2013 (the “Original 13D”), Amendment No. 1 to the Original 13D, dated February 9, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated March 7, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated April 27, 2017 (“Amendment No. 3”), Amendment No. 4 to the Original 13 D, dated January 2, 2020 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated January 4, 2021 (“Amendment No. 5”), and Amendment No. 6 to the Original 13D, dated December 13, 2021 (“Amendment No. 6”), each filed by Mr. Wolf, Orion, and Seed-One.  Mr. Wolf, Orion and Seed-One are collectively referred to as the “Reporting Persons”). Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 or Amendment No. 6.

The class of equity securities to which this Amendment No. 7 relates is the Common Stock, of NightHawk Biosciences, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 627 Davis Drive, Morrisville, North Carolina 27560.

On May 3, 2022, the Company announced that it had completed its name change from Heat Biologics, Inc. to NightHawk Biosciences, Inc. to better reflect the Company’s evolution, including expansion of the therapeutic pipeline, vertical integration of capabilities from drug discovery to manufacturing and commercialization, as well as the Company’s new biodefense capabilities. In connection with the name change, the Company’s ticker symbol changed to “NHWK,” effective, May 3, 2022.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

Mr. Wolf is the managing member of Orion and Seed-One. The address of the principal business office of Mr. Wolf and each of Orion and Seed-One is c/o NightHawk Biosciences, Inc., 627 Davis Drive Morrisville, North Carolina 27560. The present principal occupation of Mr. Wolf is President and Chief Executive Officer of the Company.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Wolf is a citizen of the United States of America. Orion and Seed-One are each a limited liability company organized under the laws of the State of Delaware.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

As described more fully under Item 5 below, the filing of this Amendment No. 7 to Schedule 13D is being made as a result of the award to Mr. Wolf of an Annual Discretionary Equity Award Bonus of an option grant in recognition of the hard work and performance by Mr. Wolf, as well the Company’s Board of Directors’ (the “Board”) and the Compensation Committee’s (the “Compensation Committee”) recognition of Mr. Wolf’s achievements during the fiscal year ending December 31, 2022. Pursuant to an amendment dated December 7, 2022 to Mr. Wolf’s Employment Agreement, Mr. Wolf’s annual base salary was increased to $575,000 (the “Base Salary”) and he is eligible to earn an annual cash bonus (the “Annual Target Cash Bonus”) as well as annual discretionary equity bonus awards (“Annual Discretionary Equity Award Bonus”).

CUSIP No. 42237K 409	13D	Page 7 of 10 pages

Beginning in the 2021 calendar year and for each full calendar year thereafter, Mr. Wolf is eligible for an Annual Target Cash Bonus, which was increased to fifty-five percent (55%) of the Base Salary, which may be increased by the Board based upon performance. The Annual Target Cash Bonus will be based upon the Board’s assessment of Mr. Wolf’s performance and the Company’s attainment of targeted goals as set by the Board, with the actual amount of any such bonus increased or decreased in the sole discretion of the Board. The Annual Target Cash Bonus will be subject to applicable payroll deductions and withholdings. The Annual Target Cash Bonus will be paid in December or January at the discretion of the Board.

In addition, on December 7, 2022, based upon the recommendation and guidance of the independent third party compensation consultant retained by the Compensation Committee, Mr. Wolf was awarded an Annual Discretionary Equity Award Bonus in the form of a ten-year option to purchase up to 2,843,137 shares of Common Stock, at an exercise price of $1.02 per share (the closing price of the Common Stock on the NYSE American LLC on the date of the grant), of which one-third (equal to options to purchase up to 947,712 shares of Common Stock) vests on January 3, 2023 and the balance vests monthly on a pro rata basis for thirty-six months.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The disclosure provided in Item 3 above is incorporated herein by reference.

As stated above, the filing of this Amendment No. 7 to Schedule 13D is being made as a result of an Annual Discretionary Equity Award Bonus of an option grant to Mr. Wolf. The Annual Target Cash Bonus will be subject to applicable payroll deductions and withholdings. The Annual Target Cash Bonus will be paid in December or January at the discretion of the Board.

Mr. Wolf is also eligible to receive an Annual Discretionary Equity Award Bonus. On December 7, 2022, based upon the recommendation and guidance of the independent third party compensation consultant retained by the Compensation Committee, Mr. Wolf was awarded an Annual Discretionary Equity Award Bonus in the form of a ten-year option to purchase up to 2,843,137 shares of Common Stock, at an exercise price of $1.02 per share (the closing price of the Common Stock on the NYSE American LLC on the date of the grant), of which one-third (equal to options to purchase up to 947,712 shares of Common Stock) vests on January 3, 2023 and the balance vests monthly on a pro rata basis for thirty-six months.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, the aggregate number and percentage of shares of Common Stock deemed beneficially owned by the Reporting Persons (based on 25,661,488 shares of Common Stock outstanding as of December 7, 2022), are as follows:

(a)	shares of Common Stock deemed beneficially owned:	Percent of class of shares of Common Stock:
	(i) Mr. Wolf: 2,900,644*	10.6%
	(ii) Orion: 11,025*	Less than 1%
	(iii) Seed-One: 10,231*	Less than 1%

CUSIP No. 42237K 409	13D	Page 8 of 10 pages

(b)	Number of shares of Common Stock as to which Mr. Wolf has:
(i) Sole power to vote or to direct the vote: 2,879,388*
(ii) Shared power to vote or to direct the vote: 21,256*
(iii) Sole power to dispose or to direct the disposition of: 2,879,388*
(iv) Shared power to dispose or to direct the disposition of: 21,256*

Number of shares of Common Stock as to which Orion has:
(i) Sole power to vote or to direct the vote: 0*
(ii) Shared power to vote or to direct the vote: 11,025*
(iii) Sole power to dispose or to direct the disposition of: 0*
(iv) Shared power to dispose or to direct the disposition of: 11,025*

Number of shares of Common Stock as to which Seed-One has:
(i) Sole power to vote or to direct the vote: 0*
(ii) Shared power to vote or to direct the vote: 10,231*
(iii) Sole power to dispose or to direct the disposition of: 0*
(iv) Shared power to dispose or to direct the disposition of: 10,231*

———————

*	Based on 25,661,488 shares of Common Stock outstanding as of December 7, 2022. The 2,900,644 shares do not include 3,781 Shares of Common Stock beneficially owned by Mr. Wolf’s children’s trust, of which Mr. Wolf is not the trustee. Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a–1(a)(2) promulgated under the Exchange Act) that he may have in such entities. In addition, if the Company is traded on a recognized national exchange, such as the NYSE American LLC or the Nasdaq while Mr. Wolf is employed by us and the market capitalization of the Company is in excess of $500 million for at least fifteen (15) consecutive trading days, then Mr. Wolf will be entitled to receive an additional stock option equal to 2% of the then outstanding shares of Common Stock, at an exercise price equal to the then current market price as determined in good faith by the board of directors. Also, does not include options to purchase shares of Common Stock that do not vest within 60 days of December 7, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Except as otherwise set forth in Amendment No. 7 to this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between the Reporting Persons and any other person or entity.

CUSIP No. 42237K 409	13D	Page 9 of 10 pages

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Annex A:	Certain Transactions by the Reporting Person During the Past Sixty Days
Exhibit 1:	Joint Filing Agreement, dated December 30, 2022
Exhibit 2:	Amendment No. 1 (effective as of December 7, 2022) to the Jeff Wolf Employment Agreement with the Company effective as of dated January 4, 2021. Amendment No. 1 was previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2022 and the Jeff Wolf Employment Agreement was previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2021 (File No. 001-35994)).

CUSIP No. 42237K 409	13D	Page 10 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2022

/s/ Jeffrey Wolf
Jeffrey Wolf

ORION HOLDINGS V, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
December 7, 2022

Mr. Wolf was awarded a ten-year option to purchase up to 2,843,137 shares of Common Stock at an exercise price of $1.02 per share (the closing price of the Common Stock on the NYSE American LLC on December 7, 2022 (the date of the grant).*

*

*

As disclosed in this Amendment No. 7 to Schedule 13D, on December 7, 2022, based upon the recommendation and guidance of the independent third party compensation consultant retained by the Company’s Compensation Committee, Mr. Wolf was awarded a ten-year option to purchase up to 2,843,137 shares of Common Stock at an exercise price of $1.02 per share (the closing price of the Common Stock on the NYSE American LLC on December 7, 2022 (the date of the grant), of which one-third (equal to options to purchase up to 947,712 shares of Common Stock) vests on January 3, 2023 and the balance (an aggregate of options to purchase 1,895,425 shares of Common Stock vests monthly on a pro rata basis for thirty-six months, which equals options to purchase approximately 52,648 shares of Common Stock each month for thirty-six months).

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of December 30, 2022, among Jeffrey Wolf, Orion Holdings V, LLC, a Delaware limited liability company (“Orion”), and Seed-One Holdings VI, LLC, a Delaware limited liability company (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Amendment No. 7 to Schedule 13D with respect to the Common Stock, par value $0.0002 per share, of NightHawk Biosciences, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

/s/ Jeffrey Wolf
Jeffrey Wolf

ORION HOLDINGS V, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member